Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au


05005224

12 January 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
8/12/2004	Norwood EyeCare Expands into Spain, Austria, Czech Republic, Slovakia and Taiwan
13/12/2004	Norwood Immunology Limited Clinical Development Update
21/12/2004	Norwood Immunology Announces IND Application Filing in United States in Bone Marrow Transplant Treatment
4/1/2005	Norwood EyeCare Enters Revised Asset Purchase Agreements with Novartis AG Subsidiary – Ciba Vision

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dlw 1/18

NORWOOD eyeCARE

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD EYECARE ENTERS REVISED ASSET PURCHASE AGREEMENTS WITH NOVARTIS AG SUBSIDIARY - CIBA VISION

Key Points:

- **Norwood EyeCare revises terms of purchase agreements with CIBA Vision**
- **CIBA Vision takes equity position in Norwood Abbey**
- **Cash payment to CIBA Vision deferred**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare,** the innovative ophthalmic devices company advises that the asset purchase agreements entered into with CIBA Vision in April 2004 has been revised following discussions with CIBA Vision.

Under the terms of the revised agreements:-

- CIBA Vision will be issued 4 million fully paid ordinary shares in Norwood, to be issued in two tranches of 2 million shares each, and tradeable on the Australian Stock Exchange, with one tranche escrowed for 6 months from the date of issue and the second tranche escrowed for 9 months from the date of issue.

- All outstanding cash payments have been moved into calendar year 2005 as follows:

- March 31, 2005 — $1 million in cash
- June 30, 2005 — $1 million in cash
- September 30, 2005 — $1 million in cash
- December 31, 2005 — $3 million in cash

The original agreement required the balance of US$8 million payable in two payments of US$4 million on 31/12/2004 and 31/12/2005 respectively.

The revised agreements provide for further downward revisions to the payment schedules in line with any increases in the Norwood Abbey share price over the next twelve months, relative to the share price at December 31st 2004.

Richard Walmsley, CEO of the Norwood Devices group stated "We are very pleased with the new terms of our revised agreement with CIBA Vision. Our EyeCare team is pushing forward aggressively with global sales and marketing of the Epi-LASIK system and we are receiving very positive results in the field".

About Laser Vision Correction:

In 2003 the worldwide ophthalmology market was US$17.8 billion of which laser vision correction (LVC) is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient s treatment.

The most common vision correction surgery technique, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a microkeratome to create a stromal flap on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient s vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal flap is replaced. Industry statistics indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:
Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

NORWOOD ABBEY
Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY ANNOUNCES IND APPLICATION FILING IN UNITED STATES IN BONE MARROW TRANSPLANT TREATMENT

Key points:

- ***Trial performed in conjunction with prestigious consortium of cancer specialists***
- ***Co-funded by National Cancer Institute and the National Institute of Allergy and Infectious Disease.***
- ***US BMT Phase II trial expected to start in Q1 2005***

Norwood Immunology Limited **('Norwood Immunology' or 'the Company') (AIM:NIM)**, the company focused on the rejuvenation of the immune system, is pleased to announce the filing of an Investigational New Drug (IND) application with the U.S. Food and Drug Administration (FDA). This IND has been filed in connection with the initiation of our first autologous "Bone Marrow Transplant" (BMT) trial (NIM-LETR-02) in the U.S.A. with our partner, TAP Pharmaceutical Products Inc. (TAP).

As previously reported, Dr. Richard Champlin, at M.D. Anderson Cancer Center in Houston, Texas, U.S.A., will be the Principal Investigator on this trial. A consortium of other leading clinicians and pre-eminent institutions in the field of cancer will also be involved, including both the Dana-Farber Cancer Institute and the University of Minnesota.

This consortium is led by Dr. Lee Nadler, of the Dana-Farber Cancer Institute Harvard Medical School and is co-funded by the National Cancer Institute and the National Institute of Allergy and Infectious Diseases. The work performed in this area in the Company's first human trials in Melbourne has led to this milestone of initiation of clinical trials in the U.S.A., which we believe will significantly advance scientific and medical understanding of how to rebuild the immune system in life-threatening conditions, such as cancer patients requiring bone marrow (haemopoietic stem cell) transplantation following chemotherapy/radiotherapy.

Assuming the necessary FDA approval is received, this Phase II, double-blind placebo controlled study should commence in the first quarter of 2005. The key endpoints in this study will be the determination of immune responses to four vaccines, as an indictor of improved immune function in patients undergoing an autologous BMT.

A second U.S.A. BMT trial (NIM-LETR-03) in allogeneic (donor derived) BMT patients is scheduled for after the autologous (self derived) trial is initiated. We anticipate this trial commencing in the second half of 2005.

Richard Williams, Chief Executive of Norwood Immunology, said: "I am pleased to announce this important step toward the commencement of our first U.S.A. trial. It is the culmination of planning and teamwork between our partner TAP and our prospective clinicians, to optimise the trial protocol and its management. Furthermore, we believe our ability to attract this calibre of clinicians and funding for the trial is a notable achievement and validation of Norwood Immunology's platform."

Editors Notes:

Norwood Immunology has licensed its immunology intellectual property to TAP for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

For further information on Norwood Immunology visit www.norwoodimmunology.com

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0) 7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone +61 3 9782 7333
Facsimile +61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD IMMUNOLOGY LIMITED

CLINICAL DEVELOPMENT UPDATE

Key points:

- *First Australian human trial (Cancer BMT) now fully enrolled*
- *US BMT Phase II trial protocol finalised and signed-off by clinicians and TAP*
- *FDA IND submission for BMT Phase II trial being finalised*
- *US BMT Phase II trial expected to start in Q1 2005*
- *Norwood Immunology in discussions with key US cancer centres to expand clinical trial program including new trial in prostate cancer planned for early 2005*
- *Plan for a pre-clinical study with a major USA transplant centre to investigate use of Lupron to facilitate induction of immune tolerance to (non-self) transplants*

Medical technologies group Norwood Abbey Ltd [ASX:NAL NASDAQ:NABYF] provides an update of progress made on the clinical trial program, of its subsidiary Norwood Immunology Ltd (AIM:NIM).

At the time of Admission on the AIM Exchange in June 2004, Norwood Immunology outlined a program of trials in a broad area of indications. Working with our partner TAP Pharmaceutical Products Inc (TAP), the program will generate data in a clinical setting, using TAP's GnRH drug, Lupron Depot®.

Since Admission, the management teams of Norwood Abbey and Norwood Immunology have been working closely with TAP, the clinicians, and the principal investigators on progressing the planned clinical trials towards the commencement of patient recruitment. This process has included drafting the study protocols, moving closer towards regulatory and ethics committee approvals, and establishing arrangements with the relevant clinicians. Norwood Abbey is pleased to report that substantial progress has been made by Norwood Immunology since Admission.

Cancer Bone Marrow Transplantation (BMT)

The cancer studies in BMT relate to Lupron enhanced T cell regeneration and immune function in patients undergoing either autologous (self) or allogeneic (donor-derived) bone marrow transplants.

Norwood Immunology's first human trial in BMT (NIM-LETR-01) is now fully enrolled with 100 patients joining the trial at two of Australia's leading cancer centres. We have already reported positive interim data on this trial and expect final results towards the end of 2005.

To build on this first, non randomised, non placebo controlled pilot study, two additional trials are proposed to be conducted in the USA.

The protocol for the first autologous BMT trial (NIM-LETR-02) has now been finalised with our clinicians and TAP, and we are delighted that Dr Richard Champlin, at M.D. Anderson in Houston, will be the Principal Investigator on this trial. A consortium of other leading clinicians and institutions in the field of cancer will also be involved and is likely to include the Dana-Farber Cancer Institute and the University of Minnesota. With TAP, we are currently finalising the IND submission to the FDA for this Phase II study and hope to announce this shortly. Assuming the necessary FDA approval is received, the trial should commence in the first quarter of 2005. The key endpoints in this study will be patient responses to 4 vaccines, as an indictor of improved immune function.

The second US BMT trial (NIM-LETR-03), in allogeneic BMT patients, is planned to be conducted after the autologous trial is underway. With similarities in the protocols, it is anticipated that rapid progress will be made through the ethics committee and regulatory approval processes. We anticipate this trial commencing in the second half of 2005.

Cancer (Melanoma) Vaccine Study

The Cancer/Melanoma study ((NIM-LECVR-01) is planned to investigate whether Lupron can enhance the immunization of patients with a Melanoma (cancer) vaccine.

Working with the Principal Investigator, Dr Patrick Hwu, of the Department of Melanoma Medical Oncology at the M.D. Anderson Cancer Center, we have developed a draft protocol in which Lupron will be administered as an adjunctive immunology therapy with M.D. Anderson's melanoma vaccine, to enhance the immune responsiveness to that vaccine.

Having developed the draft protocol, the company is preparing a funding case to support this trial.

Immune Function Reconstitution

An additional clinical study is planned that will provide a greater understanding of the effects of Lupron (utilised as standard of care therapy in prostate cancer patients) on the output of new T cells from the thymus, as well as changes in other cellular components of the immune system (NIM-LIMS).

The study, which will be undertaken in association with TAP, will be conducted at prestigious USA hospitals. The protocol for this study is now being reviewed by the ethics committee at our lead institution. An IND is not required for this trial, as it is based on the analysis of blood samples from patients already being treated with Lupron within indications already approved by the FDA.

Depending upon the rate of progress through ethics committee approvals and associated contract agreements with the trial centres involved, we anticipate this study should commence in the first quarter of 2005.

Vaccination

Norwood Immunology also plans to conduct a trial to determine the immunological effects of Lupron and its potential to improve the immune response to vaccines, in prostate cancer patients. Subject to funding, this study (NIM-LEVR-01) is currently anticipated to commence during the second half of 2005, after the above immune function reconstitution study is underway.

HIV/ AIDS

This proposed study relates to Lupron enhanced AIDS T cell response (NIM-LEATR-01). While the proposed cancer and vaccination trials have been of a higher priority to Norwood Immunology, discussions have continued with respect to progressing the design of the trial and nature of the clinical endpoints.

Transplantation

There is anecdotal evidence from the research of Norwood Immunology and its collaborators, that it might be possible to overcome the problem of immune rejection of organ transplants by utilising Lupron to reactivate the thymus. Norwood Immunology plans to conduct a pre-clinical study to investigate whether Lupron can facilitate induction of immune tolerance to allogeneic (non-self) transplants.

Norwood Immunology is in the process of drafting protocols and is entering discussions with a major USA transplant centre. If these progress well, this proposed transplantation study may commence the first half of 2005.

Richard Williams, Chief Executive of Norwood Immunology, said: "We are pleased to announce the progress made on a range of trials since our Admission. 2005 promises to be a busy year for Norwood Immunology with significant progress towards our key milestones, particularly with respect to clinical trials. A further update on our progress will be given in our interim financial results, due in March 2005. We will also keep you informed as our BMT IND is finalised and clinical trials are commenced over the forthcoming weeks and months ".

For further information on Norwood Immunology visit www.norwoodimmunology.com

For further information contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44 (0) 7860 295153

Bernie Romanin
Snr. VP – Corporate Development
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD eyeCARE

NORWOOD ABBEY

NORWOOD EYECARE EXPANDS INTO SPAIN , AUSTRIA, CZECH REPUBLIC, SLOVAKIA AND TAIWAN.

Key Points:

- **Norwood EyeCare appoints distributors for Spain, Austria, Czech Republic, Slovakia and Taiwan.**
- **New distribution partners are leading suppliers of eye surgery products.**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare,** the innovative ophthalmic devices company advises that as part of the global expansion of its ophthalmic product line it has appointed distributors for its Centurion SES™ System with EpiEdge™ (disposable separator) in Spain, Austria, Czech Republic, Slovakia and Taiwan.

Ophthalmic surgeons from many of these territories attended recent tradeshows at which Norwood EyeCare exhibited the Epi-LASIK system. Norwood's distributor has placed an initial order for the Centurion SES™ System for immediate delivery for the purposes of customer evaluation and sales.

The European distributors appointed are responsible for territories within Europe that account for in excess of 200,000 procedures annually. Spain is the largest market in Europe with an average of 180,000 vision correction procedures annually. Taiwan is a smaller market with approximately 35,000 procedures annually.

As previously stated, Norwood EyeCare utilised very strict selection criteria for the ideal distributor profile including:

- Existing portfolio of complimentary refractive surgery products
- "Best in class" in sales, marketing and technical support
- Well-established, strong reputation within the clinical community
- Breadth of market coverage in the specific country/region

In 2003 the worldwide ophthalmology market was US$17.8 billion of which laser vision correction (LVC) is a key subset. As stated in an ophthalmic industry report, in recent years LVC has witnessed a resurgence based on an improved economy and the introduction of wavefront-guided technology procedures that have allowed physicians to customise or individualise a patient's treatment.

The Centurion SES™ system has an end-user price of between US$65,000 and US$100,000 and the EpiEdge™ disposable separator has a recommended price of US$75 per patient.

About Laser Vision Correction:

The most common vision correction surgery technique, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics indicate that complications occur in a percentage of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com